SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Decision on Acquisition of Shares or Investment Certificates of Other Corporations

1. Details of issuing company	Name of company	HYUNDAI MOTOR COMPANY
	Nationality	Republic of Korea	Representative	Jae Hoon Chang
	Capital stock (KRW)	1,488,993,000,000	Relationship to company	—
	Total number of shares issued	213,668,187	Main business	Automotive Manufacturing and Sales etc.

2. Details of acquisition	Number of shares to be acquired	2,216,983
	Acquisition amount (KRW)	445,613,583,000
	Equity capital (KRW)	16,567,161,000,000
	Ratio to equity capital (%)	2.69%
	Classified as a large-sized corporation?	Yes

3. Number of shares held and shareholding ratio after acquisition	Number of shares held	2,216,983
	Shareholding ratio(%)	1.04%

4. Acquisition method		Over the Counter Trading

5. Purpose of acquisition		Building strategic partnership for strengthening business collaborations

6. Scheduled acquisition date		2022-09-08

7. Subject to filing of a material fact report on asset acquisition?		No

-Total assets (as of the end of the latest fiscal year) (KRW)		37,159,341,000,000	Acquisition cost /Total assets(%)	1.20%

8. Deemed a backdoor listing?		No

-Plan to increase capital through third-party allotment within six months?		No

9. Satisfying backdoor listing requirements for the issuing company (another corporation)?		No

10. Date of board resolution (decision date)		2022-09-07

-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0

11. Subject to reporting to the Fair Trade Commission?		No

12. Signed a put option contract, etc.?		Yes

-Details of agreements		In the event that one company intends to dispose of the common shares acquired by the other company to a third party after the disposition restriction period pursuant to the share purchase agreement between KT and Hyundai Motor Company has elapsed, a party or person designated by a counterparty company has preemptive right to purchase such shares. (Right of First Refusal)

13. Other references useful for making investment decisions		- KT intends to establish a business cooperation relationship with Hyundai Motor Company and Hyundai Mobis that can increase mutual benefits by retaining shares of each company mutually.
		- Above 1. The total number of shares issued and capital stock of the issuing company is as of the end of 2021. The total number of shares issued are the number of common shares.
		- Above 2. The number of common shares to be acquired, the amount to be acquired, and the number of shares to be held and shareholding ratio after acquisition in the above 3. were decided by the resolution of the Board of Directors on September 7, 2022.
		- Above 6. Scheduled acquisition date is September 8, 2022, and the actual acquisition completion date of shares is subject to change. In case of change, details will be re-disclosed.
		- Above 7. Total assets as of the end of the latest fiscal year are based on our consolidated financial statements as of the end of 2021.
		- Condensed Financial Statements of Issuing Company below is the financial situation of Hyundai Motor Company. In ‘Condensed Financial Statements of Issuing Company’ below, current fiscal year is as of the end of 2021, the previous fiscal year is as of the end of 2020, and two fiscal years prior is as of the end of 2019.

		Related disclosure	–

[Condensed Financial Statements of Issuing Company] (in KRW million)

Category	Total assets	Total liabilities	Total shareholders’ equity	Capital stock	Sales	Net Income	External auditor’s opinion	External auditor

Current fiscal year	233,946,415	151,330,626	82,615,789	1,488,993	117,610,626	5,693,077	Unqualified opinion	KPMG Samjong Accounting Corp.

Previous fiscal year	209,344,212	133,003,242	76,340,970	1,488,993	103,997,601	1,924,553	Unqualified opinion	KPMG Samjong Accounting Corp.

Two fiscal years prior	194,512,220	118,146,466	76,365,754	1,488,993	105,746,422	3,185,646	Unqualified opinion	KPMG Samjong Accounting Corp.